                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            BALANCED CARE CORPORATION
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                            BALANCED CARE CORPORATION
                              IPC ADVISORS S.A.R.L.
                             IPBC ACQUISITION CORP.
                            LXB INVESTMENTS LIMITED
                                 LILLIAN TRUST
                        RBC TRUSTEES (GUERNSEY) LIMITED
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   057630-10-5
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           ROBIN L. BARBER                                J.B. UNSWORTH
 SENIOR VICE PRESIDENT & LEGAL COUNSEL                       MANAGER
      BALANCED CARE CORPORATION                        IPC ADVISORS S.A.R.L.
          1215 MANOR DRIVE                          28 RUE JEAN BAPTISTE FRESEZ
   MECHANICSBURG, PENNSYLVANIA 17055                     LUXEMBOURG L-1542
           (717) 796-6100

--------------------------------------------------------------------------------

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               - with copies to -

 KRISTEN LARKIN STEWART, ESQ.                    RORY A. GREISS, ESQ.
  KIRKPATRICK & LOCKHART LLP                      KAYE SCHOLER LLP
   HENRY W. OLIVER BUILDING                        425 PARK AVENUE
     535 SMITHFIELD STREET                     NEW YORK, NY 10022-3598
PITTSBURGH, PENNSYLVANIA 15222                      (212) 836-8000
        (412) 355-6500

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

    Transaction

    Valuation: $4,009,618*                     Amount of Filing Fee: $369**

* For purposes of calculating the filing fee only. The Transaction Valuation was determined by (i) multiplying 15,960,747 shares of Balanced Care Corporation common stock to be retired in the merger by the merger consideration of $0.25 per share in cash, and (ii) adding thereto (A) $4,061 expected to be paid upon cancellation of all outstanding options having an exercise price less than $0.25 (such amount representing the product of 47,000 shares of Balanced Care Corporation common stock subject to such outstanding options and the difference between $0.25 per share and the weighted average exercise price per share of such options), (B) $9,790 expected to be paid upon cancellation of all outstanding options having an exercise price of $0.25 or more (such amount representing the product of 978,963 shares of Balanced Care Corporation common stock subject to such outstanding options and $0.01 per share) and (C) $5,580 expected to be paid upon cancellation of all outstanding warrants (such amount representing the product of 558,017.50 shares of Balanced Care Corporation common stock subject to such outstanding warrants and $0.01 per share).

** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the Transaction Valuation by .000092.

         [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $369                                             Filing Party:  Balanced Care Corporation
Form or Registration No.:  Preliminary Schedule 14A                        Date Filed:    June 6, 2002

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being jointly filed by Balanced Care Corporation, a Delaware corporation (the "Company") and the issuer of the securities that are the subject of the Rule 13e-3 transaction, IPC Advisors S.a.r.l., a Luxembourg corporation ("IPC"), and IPBC Acquisition Corp., a Delaware corporation and a wholly owned direct subsidiary of IPC ("Acquisition Corp.").

         Pursuant to an Agreement and Plan of Merger, dated as of May 15, 2002 (the "merger agreement"), by and among the Company, IPC and Acquisition Corp., Acquisition Corp. will be merged with and into the Company. If the merger agreement is adopted and the transactions it contemplates, including the merger, are approved, then at the effective time of the merger, each outstanding share of the Company's common stock, other than shares held by IPC or Acquisition Corp., or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $0.25 in cash, without interest and less any applicable withholding taxes. Options and warrants will be treated as more fully explained in the Proxy Statement (as defined below). Upon completion of the merger, IPC is expected to own 100% of the Company's post-merger common stock.

         Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A of the Act relating to the special meeting of the stockholders of the Company at which the Company's stockholders will consider and vote upon a proposal to adopt and approve the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

         The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference to this Schedule 13E-3 in its entirety. The responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-reference sheet which follows shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3.

ITEM 1                                       SUMMARY TERM SHEET
Item 1001 of Regulation M-A                  The information set forth under the following captions of the Proxy
                                             Statement is incorporated herein by reference:

                                             -        QUESTIONS AND ANSWERS ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET

ITEM 2                                       SUBJECT COMPANY INFORMATION
Item 1002 of Regulation M-A

(a)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "SUMMARY TERM SHEET - The Parties"
                                             is incorporated herein by
                                             reference.

(b)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "SECURITY OWNERSHIP" is
                                             incorporated herein by reference.

(c)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "SPECIAL FACTORS - Comparative
                                             Market Price Data" is incorporated
                                             herein by reference.

(d)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "SPECIAL FACTORS - Dividends" is
                                             incorporated herein by reference.

(e)                                          Not applicable.

(f)                                          The table below sets forth the
                                             purchases by IPC of shares of the
                                             Company's common stock since the
                                             date that IPC became an affiliate
                                             of the Company, including: (i) the
                                             date of the purchase, (ii) the
                                             number of shares purchased, (iii)
                                             the price paid per share and (iv)
                                             the average purchase price for the
                                             corresponding quarterly period:


                                                                                                  AVERAGE
                                        PURCHASE               NUMBER OF         PRICE PER        PRICE PER
                                        DATE                   SHARES            SHARE            QUARTER
                                        ----                   ------            -----            -------
                                        July 27, 2000            340,000         $2.4318          $1.3492
                                        September 13, 2000       932,400          1.0000           1.3492
                                        September 26, 2000        10,100          0.9833           1.3492
                                        September 27, 2000         8,300          1.0000           1.3492
                                        September 28, 2000        87,500          1.0000           1.3492
                                        September 29, 2000        15,000          1.0000           1.3492
                                        October 16, 2000           6,100          1.0000           1.0000
                                        October 17, 2000           7,700          1.0000           1.0000
                                        October 18, 2000          67,700          1.0000           1.0000
                                        October 19, 2000          30,300          1.0000           1.0000
                                        October 20, 2000           4,200          1.0000           1.0000
                                        October 23, 2000           2,800          1.0000           1.0000


ITEM 3                                       IDENTITY AND BACKGROUND OF FILING
                                             PERSON

Item 1003 of Regulation M-A

(a) through (c)                              The information set forth in the
                                             Proxy Statement under the caption
                                             "SUMMARY TERM SHEET - The Parties"
                                             is incorporated herein by
                                             reference.

                                             THE COMPANY

                                             The following table sets forth (1)
                                             the name and business address of
                                             each of the Company's current
                                             directors and executive officers,
                                             (2) information regarding their
                                             current positions with the Company
                                             and their period of service in such
                                             positions, (3) their present
                                             principal occupations or employment
                                             and business experience for the
                                             past five years and (4) their
                                             country of citizenship.


                                       OFFICERS AND                          PREVIOUS EMPLOYMENT DURING       COUNTRY OF
                                       DIRECTORS      CURRENT POSITION       PAST 5 YEARS                     CITIZENSHIP
                                       Richard D.     Interim CEO            President                        USA
                                       Richardson     Balanced Care          CPL Management
                                                      Corporation            4718 Old Gettysburg Road
                                                      1215 Manor Drive       Mechanicsburg, PA 17055
                                                      Mechanicsburg, PA      July 1, 2001 to Present
                                                      17055
                                                      Nov. 2001 - Present    Chairman, CEO and President
                                                                             Renaissance Healthcare
                                                      Director               Corporation
                                                      Dec. 2001- Present     4718 Old Gettysburg Road
                                                                             Mechanicsburg, PA 17055
                                                                             July 1, 1989 to
                                                                             March 1, 1999

                                       Robin L.       Senior Vice            Vice President  - Legal          USA
                                       Barber         President & Legal      Services
                                                      Counsel                Balanced Care Corporation
                                                      Balanced Care          Sept. 1997 to Jan. 1999
                                                      Corporation
                                                      1215 Manor Drive       Director - Legal Services
                                                      Mechanicsburg, PA      Balanced Care Corporation
                                                      17055                  Feb. 1996 to Aug. 1997
                                                      Feb. 1999 - Present


                                       Diane M.       Vice President &       Director of Accounting           USA
                                       Borger         Treasurer              Balanced Care Corporation
                                                      Balanced Care          Nov. 1995 to May 1998
                                                      Corporation
                                                      1215 Manor Drive

                                                      Mechanicsburg, PA
                                                      17055
                                                      May 1998 - Present

                                       Robert J.      Senior Vice            Vice President                   USA
                                       Sutton         President-Corporate    Balanced Care Corporation
                                                      Services               April 1995 to Feb. 2000
                                                      Balanced Care
                                                      Corporation
                                                      1215 Manor Drive
                                                      Mechanicsburg, PA
                                                      17055
                                                      March 2000 - Present

                                       Gary Goodman   Director               Executive Vice President and     Canada
                                                      Balanced Care          Chief Financial Officer
                                                      Corporation            IPC US Income Commercial REIT
                                                      1215 Manor Drive       175 Bloor Street East
                                                      Mechanicsburg, PA      South Tower, Suite 601
                                                      17055                  Toronto, Ontario M4W 3R8
                                                      Dec. 2000 - Present    Canada
                                                      Chairman of the        December 2001 to Present
                                                      Board
                                                      December 2001 to       Executive Vice President
                                                      Present                International Property
                                                                             Corporation
                                                                             175 Bloor Street East
                                                                             South Tower, Suite 705
                                                                             Toronto, Ontario M4W 3R8
                                                                             Canada
                                                                             Feb. 1993 to Present

                                       Barry          Director               President, CEO and a Trustee     Canada
                                       Reichmann      Balanced Care          Retirement Residences REIT
                                                      Corporation            175 Bloor Street East
                                                      1215 Manor Drive       South Tower, Suite 601
                                                      Mechanicsburg, PA      Toronto, Ontario M4W 3R8
                                                      17055                  Canada
                                                      Oct. 1999  - Present   April 11, 2001 to Present

                                                                             President and Director
                                                                             Central Park Lodges Ltd.
                                                                             175 Bloor Street East
                                                                             South Tower, Suite 601
                                                                             Toronto, Ontario M4W 3R8
                                                                             Canada
                                                                             October 1994 to Present


                                       Y. Dov Meyer   Director               Chief Investment Officer         Canada
                                                      Balanced Care          IPC US Income Commercial REIT
                                                                             175 Bloor Street East
                                                                             South Tower, Suite 601
                                                                             Toronto, Ontario M4W 3R8
                                                                             Canada
                                                      Corporation            December 2001 to Present
                                                      1215 Manor Drive
                                                      Mechanicsburg, PA      Vice President
                                                      17055                  International Property
                                                      Dec. 2000 - Present    Corporation
                                                                             175 Bloor Street East

                                                                             South Tower, Suite 705
                                                                             Toronto, Ontario M4W 3R8
                                                                             Canada
                                                                             July 1996 to Present

                                       John N. Beall  Director               CEO                              USA
                                                      Balanced Care          Bell Hearing Aid Centers, Inc.
                                                      Corporation            1501 Market Street
                                                      1215 Manor Drive       Camp Hill, PA 17011
                                                      Mechanicsburg, PA      1983 to Present
                                                      17055
                                                      Dec. 2001  - Present

                                R. Fredric Zullinger  Director               Senior Vice President &          USA
                                                      Balanced Care          CFO
                                                      Corporation            Consumers Financial
                                                      1215 Manor Drive       Corporation
                                                      Mechanicsburg, PA      1513 Cedar Cliff Drive
                                                      17055                  Camp Hill, PA 17011
                                                      Dec. 2001  - Present


                                             IPC

                                             The following table sets forth (1)
                                             the names and business address of
                                             each of IPC's current managers,
                                             (2) information regarding their
                                             current positions with IPC and
                                             their period of service in such
                                             positions, (3) their present
                                             principal occupations or employment
                                             and business experience for the
                                             past five years and (4) their
                                             country of citizenship.


                                                                                     PREVIOUS EMPLOYMENT DURING       COUNTRY OF
                                       MANAGERS       CURRENT POSITION               PAST 5 YEARS                     CITIZENSHIP
                            J. Bradley Unsworth       Manager                        Director                         Canada
                                                      IPC Advisors S.a.r.l.          Unsworth & Associates BV
                                                      28 Rue Jean Baptiste Fresez    Herengracht 483
                                                      Luxembourg L-1542              1017 BT Amsterdam
                                                      Aug 1999 - Present            1997 - Present


                                    Nancy Whipp       Manager                        Director                         Canada
                                                      IPC Advisors S.a.r.l.          Unsworth & Associates BV
                                                      28 Rue Jean Baptiste Fresez    Herengracht 483
                                                      Luxembourg L-1542              1017 BT Amsterdam
                                                      May 2001 - Present           November 2000 - Present

                                                                                     Senior Manager
                                                                                     KPMG LLP
                                                                                     Yonge Corporate Centre
                                                                                     4100 Yonge Street
                                                                                     Suite 200
                                                                                     Toronto, Ontario M2P2H3
                                                                                     Canada
                                                                                     1998 - 2000

                                Henry Reichmann       Manager                        President and Director           Canada
                                                      IPC Advisors S.a.r.l.          HQR Investments Ltd.
                                                      28 Rue Jean Baptiste Fresez    c/o Walkers House
                                                      Luxembourg L-1542              P.O. Box 265
                                                      Aug 1999 - Present             Grand Cayman
                                                                                     Cayman Islands

                                             ACQUISITION CORP.

                                             The following table sets forth (1)
                                             the names and business address of
                                             each of Acquisition Corp.'s current
                                             managers, (2) information regarding
                                             their current positions with
                                             Acquisition Corp. and their period
                                             of service in such positions, (3)
                                             their present principal occupations
                                             or employment and business
                                             experience for the past five years
                                             and (4) their country of
                                             citizenship.


                                       OFFICERS AND                                  PREVIOUS EMPLOYMENT DURING       COUNTRY OF
                                       DIRECTORS      CURRENT POSITION               PAST 5 YEARS                     CITIZENSHIP
                                J. Bradley Unsworth   President, Secretary           Director                         Canada
                                                      and Director                   Unsworth & Associates BV
                                                      c/o IPC Advisors S.a.r.l.      Herengracht 483
                                                      28 Rue Jean Baptiste Fresez    1017 BT Amsterdam
                                                      Luxembourg L-1542              1997 - Present
                                                      Since Inception (May 2002)


                                        Nancy Whipp   Manager                        Director                         Canada
                                                      c/o IPC Advisors S.a.r.l.      Unsworth & Associates BV
                                                      28 Rue Jean Baptiste Fresez    Herengracht 483
                                                      Luxembourg L-1542              1017 BT Amsterdam
                                                      Since Inception (May 2002)     November 2000 - Present

                                                                                     Senior Manager
                                                                                     KPMG LLP
                                                                                     Yonge Corporate Centre
                                                                                     4100 Yonge Street
                                                                                     Suite 200
                                                                                     Toronto, Ontario M2P2H3
                                                                                     Canada
                                                                                     1998 - 2000


                                             LXB INVESTMENTS LIMITED

                                             c/o Walkers, Walker House
                                             Mary Street
                                             P.O. Box 265
                                             Grand Cayman
                                             Cayman Islands

                                             LXB Investments Limited is a
                                             Cayman Islands corporation. Its
                                             principal business is to hold,
                                             finance and participate in
                                             investments.

                                             The following table sets forth (1)
                                             the names and business address of
                                             each of LXB Investments Limited's
                                             current directors and executive
                                             officers, (2) information regarding
                                             their current positions with LXB
                                             Investments Limited and their
                                             period of service in such
                                             positions, (3) their present
                                             principal occupations or employment
                                             and business experience for the
                                             past five years and (4) their
                                             country of citizenship.


                                       OFFICERS AND                                  PREVIOUS EMPLOYMENT DURING       COUNTRY OF
                                       DIRECTORS      CURRENT POSITION               PAST 5 YEARS                     CITIZENSHIP
                                J. Bradley Unsworth   Director                       Director                         Canada
                                                      LXB Investments Ltd.           Unsworth & Associates BV
                                                      c/o Walkers, Walker House      Herengracht 483
                                                      Mary Street                    1017 BT Amsterdam
                                                      P.O. Box 265                   1997 - Present
                                                      Grand Cayman
                                                      Cayman Islands
                                                      Jan. 2000 - Present


                                    Henry Reichmann   Manager                        President and Director           Canada
                                                      LXB Investments Ltd.           HQR Investments Ltd.
                                                      c/o Walkers, Walker House      c/o  Walkers House
                                                      Mary Street                    PO Box 265
                                                      P.O. Box 265                   Grand Cayman
                                                      Grand Cayman                   Cayman Islands
                                                      Cayman Islands

                                             LILLIAN TRUST
                                             c/o RBC Trustees (Guernsey)
                                             Limited
                                             P.O. Box 48
                                             Canada Court
                                             St. Peter Port
                                             Guernsey, Channel Islands GY13BQ
                                             014 81 723021

                                             The Lillian Trust is a Guernsey,
                                             Channel Islands Trust. Its
                                             principal business is to hold
                                             assets on behalf of beneficiaries
                                             of the trust.

                                             The following table sets forth (1)
                                             the names and business address of
                                             each of Lillian Trust's current
                                             directors and executive officers,
                                             (2) information regarding their
                                             current positions with Lillian
                                             Trust and their period of service
                                             in such positions, (3) their
                                             present principal occupations or
                                             employment and business experience
                                             for the past five years and (4)
                                             their country of citizenship.


                                       OFFICERS AND                          PREVIOUS EMPLOYMENT DURING       COUNTRY OF
                                       DIRECTORS      CURRENT POSITION       PAST 5 YEARS                     CITIZENSHIP


                                             RBC TRUSTEES (GUERNSEY) LIMITED
                                             P.O. Box 48
                                             Canada Court
                                             St. Peter Port
                                             Guernsey, Channel Islands GY13BQ
                                             014 81 723021


                                             The following table sets forth (1)
                                             the names and business address of
                                             each of RBC Trustees (Guernsey)
                                             Limited's current directors and
                                             executive officers, (2) information
                                             regarding their current positions
                                             with RBC Trustees (Guernsey)
                                             Limited and their period of service
                                             in such positions, (3) their
                                             present principal occupations or
                                             employment and business experience
                                             for the past five years and (4)
                                             their country of citizenship.


                                       OFFICERS AND                          PREVIOUS EMPLOYMENT DURING       COUNTRY OF
                                       DIRECTORS      CURRENT POSITION       PAST 5 YEARS                     CITIZENSHIP

                                             None of the entities or persons
                                             identified in this Item 3 was
                                             convicted in a criminal proceeding
                                             during the past five years
                                             (excluding traffic violations or
                                             similar misdemeanors).

                                             None of the entities or persons
                                             identified in this Item 3 was a
                                             party to any judicial or
                                             administrative proceeding during
                                             the past five years (except for
                                             matters that were dismissed without
                                             sanction or settlement) that
                                             resulted in a judgment, decree or
                                             final order enjoining the entity or
                                             person from future violations of,
                                             or prohibiting activities subject
                                             to, federal or state securities
                                             laws, or a finding of any violation
                                             of federal or state securities
                                             laws.

ITEM 4                                       TERMS OF THE TRANSACTION
Item 1004 of Regulation M-A

(a)(1)                                       Not applicable.

(a)(2)                                       The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Required
                                                      Vote

                                             -        SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Purpose, Reasons and Other
                                                      Considerations for the
                                                      Merger

                                             -        SPECIAL FACTORS - Material
                                                      Federal Income Tax
                                                      Consequences of the Merger

                                             -        SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

                                             -        SPECIAL FACTORS - Plans or
                                                      Proposals After the Merger

                                             -        THE MERGER - Accounting
                                                      Treatment

(c)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SUMMARY TERM SHEET - Board
                                                      of Directors'
                                                      Recommendation to
                                                      Stockholders

                                            -         INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Purpose
                                                      of the Special Meeting

                                            -         SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                            -         SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

(d) and (e)                                 The information set forth under the
                                            following captions of the Proxy
                                            Statement is incorporated herein by
                                            reference:

                                            -         SUMMARY TERM SHEET -
                                                      Dissenters' Rights of
                                                      Appraisal

                                            -         INFORMATION CONCERNING THE
                                                      SPECIAL MEETING -
                                                      Appraisal Rights

                                            -         DISSENTERS' RIGHTS OF
                                                      APPRAISAL

(f)                                         Not applicable.

ITEM 5                                      PAST CONTACTS, TRANSACTIONS,
                                            NEGOTIATIONS AND AGREEMENTS

Item 1005 of Regulation M-A
(a) through (c)                             The information set forth in the
                                            Proxy Statement under the caption
                                            "SPECIAL FACTORS - History of the
                                            Company; Past Contacts and
                                            Negotiations with IPC and
                                            Acquisition Corp." is incorporated
                                            herein by reference.

(e)                                         The information set forth under the
                                            following captions of the Proxy
                                            Statement is incorporated herein by
                                            reference:

                                            -         INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Purpose
                                                      of the Special Meeting

                                             -        SPECIAL FACTORS - History
                                                      of the Company; Past
                                                      Contacts and Negotiations
                                                      with IPC and Acquisition
                                                      Corp.

                                            -         SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                            -         SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

                                            -         SECURITY OWNERSHIP

ITEM 6                                       PURPOSES OF THE TRANSACTION AND
                                             PLANS OR PROPOSALS

Item 1006 of Regulation M-A
(b)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                             -        SPECIAL FACTORS - Plans or
                                                      Proposals After the Merger

                                             -        THE MERGER - Consideration
                                                      to be Received by Our
                                                      Stockholders

(c)(1) - (8)                                 The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                             -        SPECIAL FACTORS - Plans or
                                                      Proposals After the Merger

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Purpose, Reasons and
                                                      Other Considerations for
                                                      the Merger

                                             -        SPECIAL FACTORS -
                                                      Dividends

                                             -        THE MERGER - Purpose and
                                                      Structure of the Merger

                                             -        THE MERGER - Certificate
                                                      of Incorporation; Bylaws;
                                                      Directors and Officers of
                                                      the Surviving Corporation

ITEM 7                                       PURPOSES, ALTERNATIVES, REASONS AND
                                             EFFECTS

Item 1013 of Regulation M-A
(a) through (c)                              The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SUMMARY TERM SHEET - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SUMMARY TERM SHEET - IPC's
                                                      and Acquisition Corp.'s
                                                      Purpose, Reasons and Other
                                                      Considerations for the
                                                      Merger

                                             -        SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Purpose, Reasons and Other
                                                      Considerations for the
                                                      Merger

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Position as to the
                                                      Fairness of the Merger

                                             -        SPECIAL FACTORS - History
                                                      of the Company; Past
                                                      Contacts and Negotiations
                                                      with IPC and Acquisition
                                                      Corp.

                                             -        SPECIAL FACTORS - Plans or
                                                      Proposals After the Merger

                                             -        THE MERGER - Purpose and
                                                      Structure of the Merger

(d)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SUMMARY TERM SHEET -
                                                      Certain Effects of the
                                                      Merger

                                             -        SUMMARY TERM SHEET - Stock
                                                      Ownership of Management,
                                                      Directors and Other
                                                      Affiliates

                                             -        SUMMARY TERM SHEET -
                                                      Material Federal Income
                                                      Tax Consequences of the
                                                      Merger

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SPECIAL FACTORS - Certain
                                                      Effects of the Merger

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Purpose, Reasons and Other
                                                      Considerations for
                                                      the Merger

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Position as to the
                                                      Fairness of the Merger

                                             -        SPECIAL FACTORS - Material
                                                      Federal Income Tax
                                                      Consequences of the Merger

                                             -        SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

ITEM 8                                       FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A
(a) and (b)                                  The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET - Board
                                                      of Directors'
                                                      Recommendation to
                                                      Stockholders

                                             -        SUMMARY TERM SHEET - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SUMMARY TERM SHEET - IPC's
                                                      and Acquisition Corp.'s
                                                      Position as to Fairness of
                                                      the Merger

                                             -        SUMMARY TERM SHEET -
                                                      Opinion of Financial
                                                      Advisor to the Special
                                                      Committee

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SPECIAL FACTORS - Opinion
                                                      of Financial Advisor to
                                                      the Special Committee

                                             -        SPECIAL FACTORS - IPC's
                                                      and Acquisition Corp.'s
                                                      Position as to the
                                                      Fairness of the Merger

(c)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET -
                                                      Required Vote

                                             -        SUMMARY TERM SHEET - Stock
                                                      Ownership of Management,
                                                      Directors and Other
                                                      Affiliates

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Required
                                                      Vote

(d)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET -
                                                      Opinion of Financial
                                                      Advisor to the Special
                                                      Committee

                                             -        SPECIAL FACTORS - Opinion
                                                      of Financial Advisor to
                                                      the Special Committee

(e)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET - Board
                                                      of Directors'
                                                      Recommendation to
                                                      Stockholders

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Purpose
                                                      of the Special Meeting

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

(f)                                          Not applicable.

ITEM 9                                       REPORTS, OPINIONS, APPRAISALS AND
                                             NEGOTIATIONS

Item 1015 of Regulation M-A
(a)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET -
                                                      Opinion of Financial
                                                      Advisor to the Special
                                                      Committee

                                             -        SPECIAL FACTORS - Opinion
                                                      of Financial Advisor to the
                                                      Special Committee

(b)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "SPECIAL FACTORS - Opinion of
                                             Financial Advisor to the Special
                                             Committee" is incorporated herein
                                             by reference.

(c)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "WHERE YOU CAN FIND MORE
                                             INFORMATION" is incorporated herein
                                             by reference.

ITEM 10                                      SOURCE AND AMOUNT OF FUNDS OR OTHER
                                             CONSIDERATION

Item 1007 of Regulation M-A
(a) and (b)                                  The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET -
                                                      Financing of the Merger

                                             -        SPECIAL FACTORS -
                                                      Financing of the Merger

(c)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET -
                                                      Financing of the Merger

                                             -        SPECIAL FACTORS -
                                                      Financing of the Merger

                                             -        THE MERGER - Fees and
                                                      Expenses of the Merger

                                             -        THE MERGER - Solicitation
                                                      of Proxies; Expenses of
                                                      Solicitation

                                             In addition, the following is an
                                             itemized statement of all expenses
                                             incurred or estimated to be
                                             incurred in connection with the
                                             transaction:

                                             DESCRIPTION                                          AMOUNT
                                             -----------                                          ------
                                             Advisory fees and expenses                        $  310,000
                                             Legal fees and expenses                              675,000
                                             Accounting fees and expenses                         120,000
                                             SEC filing fee                                           500
                                             Printing, solicitation and mailing costs              90,000
                                             Special committee fees and expenses                   40,000
                                             Miscellaneous expenses                                12,000

                                                      TOTAL                                    $1,247,500

(d)                                          Not applicable.

ITEM 11                                      INTEREST IN SECURITIES OF THE
                                             SUBJECT COMPANY

Item 1008 of Regulation M-A
(a)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

                                             -        SECURITY OWNERSHIP

(b)                                          Not applicable.

ITEM 12                                      THE SOLICITATION OR RECOMMENDATION

Item 1012 (d) and (e) of Regulation M-A
(d)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET -
                                                      Record Date; Voting at the
                                                      Meeting; Quorum

                                             -        SUMMARY TERM SHEET -
                                                      Required Vote

                                             -        SUMMARY TERM SHEET - Stock
                                                      Ownership of Management,
                                                      Directors and Other
                                                      Affiliates

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Record
                                                      Date; Voting at the
                                                      Meeting; Quorum

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Required
                                                      Vote

                                             -        SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

(e)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        SUMMARY TERM SHEET - Board
                                                      of Directors'
                                                      Recommendation to
                                                      Stockholders

                                             -        SUMMARY TERM SHEET -
                                                      Recommendation of the
                                                      Special Committee

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Purpose
                                                      of the Special Meeting

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger


ITEM 13                                      FINANCIAL STATEMENTS

Item 1010 of Regulation M-A
(a)                                          The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        SPECIAL FACTORS - Company
                                                      Selected Consolidated
                                                      Financial Data

                                             -        WHERE YOU CAN FIND MORE
                                                      INFORMATION

                                             -        INCORPORATION BY REFERENCE

(b)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "SPECIAL FACTORS - Pro Forma
                                             Information" is incorporated herein
                                             by reference.

ITEM 14                                      PERSONS/ASSETS, RETAINED, EMPLOYED,
                                             COMPENSATED OR USED

Item 1009 of Regulation M-A
(a) and (b)                                  The information set forth under the
                                             following captions of the Proxy
                                             Statement is incorporated herein by
                                             reference:

                                             -        QUESTIONS AND ANSWERS
                                                      ABOUT THE MERGER

                                             -        INFORMATION CONCERNING THE
                                                      SPECIAL MEETING - Costs of
                                                      Soliciting Proxies

                                             -        SUMMARY TERM SHEET - Board
                                                      of Directors'
                                                      Recommendation to
                                                      Stockholders

                                             -        SUMMARY TERM SHEET -
                                                      Recommendation of the
                                                      Special Committee

                                             -        SUMMARY TERM SHEET -
                                                      Opinion of Financial
                                                      Advisor to the Special
                                                      Committee

                                             -        SPECIAL FACTORS - Our
                                                      Position as to the
                                                      Fairness of and Reasons
                                                      for Recommending Approval
                                                      of the Merger

                                             -        SPECIAL FACTORS - Opinion
                                                      of Financial Advisor to
                                                      the Special Committee

                                             -        SPECIAL FACTORS -
                                                      Interests of Executive
                                                      Officers and Directors in
                                                      the Merger

                                             -        THE MERGER - Solicitation
                                                      of Proxies; Expenses of
                                                      Solicitation


ITEM 15                                      ADDITIONAL INFORMATION

Item 1011(b) of Regulation M-A               None

ITEM 16                                      EXHIBITS

Item 1016 (a)-(d), (f) and (g) of
Regulation M-A

(a) (2) and (3)                              The Preliminary Proxy Statement on
                                             Schedule 14A filed with the
                                             Securities and Exchange Commission
                                             on June 6, 2002, is incorporated
                                             herein by reference.

(a)(5)                                       Press Release of the Company, dated
                                             May 16, 2002, announcing the
                                             signing of the Agreement and Plan
                                             of Merger, dated as of May 15,
                                             2002, by and among the Company, IPC
                                             and Acquisition Corp., is
                                             incorporated herein by reference to
                                             Exhibit 99.2 to the Company's
                                             Current Report on Form 8-K filed
                                             with the Securities and Exchange
                                             Commission on May 17, 2002.

(b)                                          Not applicable.

(c)                                          The Opinion of Legg Mason Wood
                                             Walker, Incorporated attached as
                                             Annex B to the Proxy Statement is
                                             incorporated herein by reference.

(d)                                          The Agreement and Plan of Merger,
                                             dated as of May 15, 2002, by and
                                             among the Company, IPC and
                                             Acquisition Corp., is attached as
                                             Annex A to the Proxy Statement and
                                             is incorporated herein by
                                             reference.

                                             Amendment 2002-1 to the Balanced
                                             Care Corporation 1996 Stock
                                             Incentive Plan, as Amended and
                                             Restated, dated as of May 15, 2002
                                             (filed herewith).

(f)                                          The information set forth in the
                                             Proxy Statement under the caption
                                             "DISSENTERS' RIGHTS OF APPRAISAL"
                                             and Section 262 of the Delaware
                                             General Corporation Law, attached
                                             as Annex C to the Proxy Statement,
                                             are incorporated herein by
                                             reference.

(g)                                          Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2002

                                BALANCED CARE CORPORATION

                                By:      /s/  Richard D. Richardson
                                   ---------------------------------------------
                                Name:  Richard D. Richardson
                                Title:  Interim Chief Executive Officer

                                IPC ADVISORS S.A.R.L.

                                By:      /s/  J.B. Unsworth
                                   ---------------------------------------------
                                Name: J.B. Unsworth
                                Title:  Manager

                                IPBC ACQUISITION CORP.


                                By:      /s/  J.B. Unsworth
                                   ---------------------------------------------
                                Name:  J.B. Unsworth
                                Title:  President

                                LXB INVESTMENTS LIMITED

                                By:      /s/  J.B. Unsworth
                                   ---------------------------------------------
                                Name: J.B. Unsworth
                                Title:  Director

                                LILLIAN TRUST
                                by RBC Trustees (Guernsey)
                                Limited in its capacity as Trustee

                                By:      /s/  G.R. LePage
                                   ---------------------------------------------
                                Name: G.R. LePage
                                Title:  Director

                                RBC TRUSTEES (GUERNSEY) LIMITED
                                in its capacity as Trustee of
                                the Lillian Trust

                                By:      /s/  G.R. LePage
                                   ---------------------------------------------
                                Name: G.R. LePage
                                Title:  Director